UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


KeySpan Corporation                                           File No. 70-10129

                         Certificate Pursuant to Rule 24
                       and Release No. 35-27776 Under the
                   Public Utility Holding Company Act of 1935


     On December 18, 2003, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27776 in File No. 70-10129 (the "Order") authorizing, among other things, various external and intrasystem financing transactions. The Order required KeySpan to file certain certificates (as described in the Order) under Rule 24 ("Rule 24 Certificates"), within 60 days of the closing of each of the first three calendar quarters and 90 days after the end of the last calendar quarter, to report transactions authorized by the Order under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The required certificate is set forth below (as an attachment) for the period April 1, 2004 through June 30, 2004.


                                                     Respectfully submitted,



                                               By:   /s/Alfred C. Bereche
                                                     -------------------------
                                                     Alfred C. Bereche
                                                     Assistant General Counsel

Dated: August 31, 2004

                               KEYSPAN CORPORATION
                               RULE 24 CERTIFICATE
                           QUARTER ENDED JUNE 30, 2004


KeySpan hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

     (a) The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale.

     Answer:

     The following table sets forth sales made during the quarter pursuant to KeySpan's stock plans:

                                                Shares Issued           Average Market            Average Issuance
                                                  During the           Price at Issuance                Price
                                                   Quarter
-------------------------------------------------------------------------------------------------------------------------
EDSPP                                                       45,515          $36.657                   $32.990
EDSPP Reinvested                                            11,754          $36.260                   $32.630
                                            ----------------------
Total EDSPP Shares Issued                                   57,269            --                        --

DRIP                                                        82,648          $36.099                   $36.099
DRIP Reinvested                                            155,941          $36.550                   $36.550
                                            ----------------------
Total DRIP Shares Issued                                   238,589            --                        --

401k*                                                      281,090          $36.427                   $32.420

Stock Options (Exercised)                                   99,294          $38.021                   $31.179

TOTAL                                                      676,242            --                        --
-----------------------------------------------------------------------------------------------------------------------

Average Daily Closing KeySpan Stock Price for the Quarter:                                        $   35.9700
                                                                                            ---------------------------

*Shares are not issued at a discounted price; equivalent discount amount reflected as additional shares purchased and added to participant's account. About 50% of participants are not eligible for the discount.



     (b) The total number of shares of common stock issued or issuable under options granted during the quarter under employee benefit plans or dividend reinvestment plans.

     Answer:

     Total Stock Options granted during quarter: None.

     Total  exercisable  (vested)  Stock  Options  outstanding  at quarter  end:
9,469,524

     (c) If KeySpan common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

     Answer: None.

     (d) The name of the guarantor and of the beneficiary of any KeySpan Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

     Answer: The following guarantees or letters of credit have been issued by KeySpan Corporation:


 Beneficiary of                                             Incremental
  Guarantee or                                                 Change             Total Amount         Terms
 Letter of Credit                  Purpose                     ($000)                ($000)            (Date)        Status
 ----------------                  -------                     ------                ------            ------        ------
BP Energy                        Supports purchases            5,000.00              10,000.00        4/21/04-     Increased
                                 of natural gas and                                                   12/31/04
                                 other petroleum
                                 products

Enbridge Gas Services            Supports purchases            5,000.00              10,000.00       04/21/04-     Increased
                                 of natural gas and                                                   02/04/05
                                 other petroleum
                                 products

SE Ravenswood Trust              Guarantee required          385,000.00             385,000.00       05/25/04-        New
                                 for Ravenswood                                                       01/15/19
                                 Unit 40 financing

Cook Inlet                       Supports purchases            5,000.00              10,000.00       06/24/04-     Increased
                                 of natural gas and                                                  12/31/04
                                 other petroleum
                                 products

Sunoco, Inc                      Supports purchases            5,000.00              10,000.00       06/04/04-     Increased
                                 of natural gas and                                                  12/31/04
                                 other petroleum
                                 products

Tenaska Marketing                Supports purchases            3,000.00               5,000.00       06/24/04-     Increased
                                 of natural gas and                                                  12/31/04
                                 other petroleum
                                 products

Paribas                          Supports purchases                   -               5,000.00       06/24/04-      Renewal
                                 of natural gas and                                                   Notice
                                 other petroleum
                                 products

Cargill, Inc.                    Exchange of natural                  -              24,000.00       04/01/04-      Renewal
                                 gas in the spot                                                      3/31/05
                                 matket

Chubb Insurance Co.              Supports Jamaica            124,973.00             124,973.00       06/07/04-        New
                                 Waste Water                                                         completion
                                 Treatment project.                                                  of project
-------------------------------------------------------------------------------------------------------------------------------

     (e) The amount and terms of any short-term debt issued directly or indirectly by any Utility Subsidiary during the quarter.

     Answer: See Appendix D.

           (f) The amount and terms of any financings consummated by any Utility Subsidiary during the quarter that are not exempt under rule 52.

     Answer: None.

     (g) The amount and terms of any other securities issued under the authority granted in the Order that are not otherwise disclosed herein.

     Answer: None.

     (h) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in jurisdictional financing transactions during the quarter.

     Answer: None.

     (i) Registration statements filed under the 1933 Act with respect to securities that are the subject of the application underlying the Order will be filed or incorporated by reference as exhibits.

     Answer: None.

     (j) The amount and terms of any financings not exempt under Rule 52 consummated by any Nonutility Subsidiary during the quarter.

     Answer: None.


     (k) The notional amount and principal terms of any Hedge Instrument or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

     Answer: KeySpan utilized a $275 million Treasury Lock with two relationship bank counterparties at 4.2% to hedge the 10-year US Treasury component of the underlying notes issued in connection with the financing of the Ravenswood Expansion project issued by the lessor of the facility in order to purchase the facility. The Treasury Lock was in effect for a five- week period, settling in May 2004.

     (l) The name, parent company, and amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter, as well as the reason for such investment and the assets or securities held by such Intermediate Subsidiary or Financing Subsidiary.

     Answer: None.

     (m) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

     Answer:

     Name of Entity                       Date of Filing            File Number
     --------------                       --------------            -----------
     The Houston Exploration
     Company                              June 14, 2004             040-00594

     (n) The amount and terms of any short-term debt issued directly or indirectly by KeySpan during the quarter.

                     Answer:


                                        Issuance                Outstanding
            Month                        ($000)                      at               Average            Average
                                                                 Month End             Yield             Maturity
                                                                  ($000)                                 (in days)
------------------------------------------------------------------------------------------------------------------------
APRIL                                       0                     144,150              1.10                 55
------------------------------------------------------------------------------------------------------------------------
MAY                                      123,700                  100,700              1.13                 52
------------------------------------------------------------------------------------------------------------------------
JUNE                                        0                      40,000              1.15                 67
------------------------------------------------------------------------------------------------------------------------

     (o) The amount and terms of any short-term debt issued by any Intermediate Subsidiary during the quarter.

     Answer: None.

     (p) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of KeySpan on a consolidated basis and each Utility Subsidiary.

     Answer: See Appendix A hereto.

     (q) A retained earnings analysis of KeySpan on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter.

     Answer: See Appendix B hereto.

     (r) A  computation  in accordance  with rule 53(a) setting forth  KeySpan's
"aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority.

     Answer: See Appendix C hereto (combines items (r) and (s) herein).

     (s) A computation in accordance with Rule 53(a) setting forth KeySpan's "aggregate investment" in EWGs and FUCOs as a percentage of the following: (i) total consolidated capitalization; (ii) net utility plant; (iii) total consolidated assets; and (iv) aggregate market value of KeySpan's common equity, all as of the end of the quarter.

     Answer: See Appendix C hereto (combines items (r) and (s) herein).

     (t) With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective money pool during the quarter and the interest rate applied to such borrowings and loans.

     Answer: See Appendix D hereto.

     (u) With respect to any dividends paid by any Nonutility Subsidiary out of capital or unearned surplus during the quarter, the date and amount of such dividends paid, to whom such dividends are paid and the circumstances that gave rise to the need to make such payment out of capital or unearned surplus.

     Answer: None.

     (v) With respect to any internal reorganization of any Subsidiaries during the quarter, a description of the nature of such reorganization.

     Answer: None.

     (w) With respect to Northeast Gas Markets LLC ("NEGM"), (i) the type of gas services rendered and to whom; (ii) the price for such gas services and how that price was determined; and (iii) income statements and balance sheets of NEGM.

     Answer: See Appendix E hereto (filed confidentially).

                                   APPENDIX A


Capital Structure at 6/30/04

                                   Consolidated                                          Essex Gas Company

                                                                      Percent of                                      Percent of
                                          Thousands of Dollars           Total             Thousands of Dollars         Total
                                  ---------------------------------------------     ------------------------------------------
Common Stock                                         3,490,056          37.78%                          60,383         31.14%
Retained Earnings                                      854,559           9.25%                          15,549          8.02%
Other Comprehensive Income                             (64,370)         (0.70)%                           (163)        (0.08)%
Treasury Stock                                        (363,861)         (3.94)%                              -          0.00%
                                  ---------------------------------------------     ------------------------------------------
     Total Common Equity                             3,916,384          42.39%                          75,769         39.07%
Preferred Stock                                         83,342           0.90%                               -          0.00%
Commercial Paper                                        40,000           0.43%                                          0.00%
Long-term Debt                                       5,199,126          56.27%                          18,141          9.36%
Intercompany Long term Debt                                  -           0.00%                         100,000         51.57%
                                  ---------------------------------------------     ------------------------------------------
Total Capitalization                                 9,238,852         100.00%                         193,910        100.00%
                                  =============================================     ==========================================

Debt to Capitalization                                  57.61%                                          60.93%



                                         Colonial Gas Company                                  Boston Gas Company

                                                                       Percent of                                        Percent of
                                         Thousands of Dollars            Total                  Thousands of Dollars        Total
                                   ---------------------------------------------         -----------------------------------------
Common Stock                                                419,429      65.41%                                861,993     51.59%
Retained Earnings                                            27,119       4.23%                                 17,424      1.04%
Other Comprehensive Income                                   (2,080)     (0.32)%                                     -         -
Treasury Stock                                                    -       0.00%                                      -      0.00%
                                   ---------------------------------------------         -----------------------------------------
     Total Common Equity                                    444,468      69.32%                                879,417     52.63%
Preferred Stock                                                   -       0.00%                                      -      0.00%
Commercial Paper                                                          0.00%                                             0.00%
Long-term Debt                                               95,216      14.85%                                222,563     13.32%
Intercompany Long term Debt                                 101,517      15.83%                                568,958     34.05%
                                   ---------------------------------------------         -----------------------------------------
Total Capitalization                                        641,201     100.00%                              1,670,938    100.00%
                                   =============================================         =========================================

Debt to Capitalization                                       30.68%                                             47.37%



Note - The formula for the calculation of the debt to capitalization ratio for PUHCA Filing purposes is as follows:

 Debt (includes Long term, current maturities & commercial paper) + Preferred
       Stock
 ----------------------------------------------------------------------------
        Total Capitalization (Common + Preferred + Debt as defined above)


                                   KeySpan Generation LLC                                  EnergyNorth Natural Gas Inc

                                                                     Percent of                                      Percent of
                                         Thousands of Dollars           Total             Thousands of Dollars          Total
                                  ---------------------------------------------     ------------------------------------------
Common Stock                                           295,049          45.82%                         223,653         92.96%
Retained Earnings                                       77,646          12.06%                         (61,107)       (25.40)%
Other Comprehensive Income                                   -           0.00%                          (2,253)        (0.94)%
Treasury Stock                                               -           0.00%                               -          0.00%
                                  ---------------------------------------------     ------------------------------------------
     Total Common Equity                               372,695          57.88%                         160,293         66.63%
Preferred Stock                                              -           0.00%                               -          0.00%
Long-term Debt                                          64,009           9.94%                          40,285         16.75%
Intercompany Long term Debt                            207,168          32.18%                          40,000         16.63%
                                  ---------------------------------------------     ------------------------------------------
Total Capitalization                                   643,872         100.00%                         240,578        100.00%
                                  =============================================     ==========================================

Debt to Capitalization                                  42.12%                                          33.37%



                                        The Brooklyn Union Gas Company                  KeySpan Gas East Corporation

                                                                Percent of                                        Percent of
                                     Thousands of Dollars         Total                  Thousands of Dollars        Total
                            ---------------------------------------------         -----------------------------------------
Common Stock                                         472,627      29.71%                                582,862     39.06%
Retained Earnings                                    482,652      30.34%                                284,109     19.04%
Other Comprehensive Income                           (10,174)     (0.64)%                               (25,757)    (1.73)%
Treasury Stock                                             -       0.00%                                      -      0.00%
                            ---------------------------------------------         -----------------------------------------
     Total Common Equity                             945,105      59.41%                                841,214     56.38%
Preferred Stock                                            -       0.00%                                      -      0.00%
Long-term Debt                                       645,813      40.59%                                525,000     35.18%
Intercompany Long term Debt                                -       0.00%                                125,904      8.44%
                            ---------------------------------------------         -----------------------------------------
Total Capitalization                               1,590,918     100.00%                              1,492,118    100.00%
                            =============================================         =========================================

Debt to Capitalization                                40.59%                                             43.62%

Note - The formula for the calculation of the debt to capitalization ratio for PUHCA Filing purposes is as follows:

 Debt (includes Long term, current maturities & commercial paper) + Preferred
       Stock
 ----------------------------------------------------------------------------
        Total Capitalization (Common + Preferred + Debt as defined above)

                                   APPENDIX B

Retained Earnings Analysis - for the period ended June 30, 2004

                                                                             The Brooklyn Union               KeySpan Gas East
                                          Consolidated                          Gas Company                    Corporation

                                          Thousands of                         Thousands of                    Thousands of
                                             Dollars                              Dollars                        Dollars
                                   -------------------------------      ---------------------------    ----------------------------
Retained Earnings at 12/31/03                             621,430                          388,536                         225,118
Earnings                                                  378,434                           94,116                          58,991
Equity Earnings adjustment                                      -                                -                               -
Common Dividends                                         (142,385)                               -                               -
Preferred Dividends                                        (2,920)                               -                               -
Dividends paid to Parent                                        -                                -                               -
Other                                                           -                                                                -
                                   -------------------------------      ---------------------------    ----------------------------
Retained Earnings at 6/30/04                              854,559                          482,652                         284,109
                                   ===============================      ===========================    ============================
Average Retained Earnings *                               707,380

                                               KeySpan Energy                         KeySpan
                                                 Corporation                       Generation LLC

                                                Thousands of                        Thousands of
                                                   Dollars                            Dollars
                                        -----------------------------    ----------------------------------
Retained Earnings at 12/31/03                                760,770                                64,993
Earnings                                                     244,107                                12,653
Equity Earnings adjustment                                         -                                     -
Common Dividends                                                   -                                     -
Preferred Dividends                                                -                                     -
Dividends paid to Parent                                           -                                     -
Other                                                              -                                     -
                                        -----------------------------    ----------------------------------
Retained Earnings at 6/30/04                               1,004,877                                77,646
                                        =============================    ==================================
Average Retained Earnings *

                                       EnergyNorth Natural Gas Inc                   Boston Gas                      Essex Gas

                                           Thousands of                         Thousands of                    Thousands of
                                              Dollars                              Dollars                        Dollars
                                    -------------------------------      ---------------------------    ----------------------------
Retained Earnings at 12/31/03                              (65,460)                         (17,039)                         10,784
Earnings                                                     4,353                           34,463                           4,765
Equity Earnings adjustment                                       -                                -                               -
Common Dividends                                                 -                                -                               -
Preferred Dividends                                              -                                -                               -
Other                                                            -                                -                               -
                                    -------------------------------      ---------------------------    ----------------------------
Retained Earnings at 6/30/04                               (61,107)                          17,424                          15,549
                                    ===============================      ===========================    ============================

                                                Colonial Gas                  KeySpan New England LLC

                                                Thousands of                        Thousands of
                                                   Dollars                            Dollars
                                        -----------------------------    ----------------------------------
Retained Earnings at 12/31/03                                  9,993                               223,734
Earnings                                                      17,126                                61,493
Equity Earnings adjustment                                         -                                     -
Common Dividends                                                   -                                     -
Preferred Dividends                                                -                                     -
Other                                                              -                                     -
                                        -----------------------------    ----------------------------------
Retained Earnings at 6/30/04                                  27,119                               285,227
                                        =============================    ==================================

* Average retained earnings is defined as the average of the consolidated retained earnings of the registered holding company as reported for the four most recent quarterly periods.

                                   APPENDIX C


Investments in EWGs and FUCOs at 6/30/04
----------------------------------------
(000)


                                                                          $ Thousands
                                                                      -------------------
Investment
      KeySpan-Ravenswood, LLC                                                    930,549
      KeySpan Glenwood Energy Center, LLC                                         94,343
      KeySpan Port Jefferson Energy Center LLC                                   104,451
                                                                      -------------------
      Total Current Investments                                                1,129,343   A

Authorized Investment                                                          3,000,000   B

Total Capitalization                                                           9,182,378   D
Net Utility Plant                                                              5,572,713   E
Consolidated Assets                                                           12,958,856   F
Common Equity Market Value                                                     5,878,236   G

Percentages
      Current Investments to Authorization                                        37.64%  A/B
      Current Investments to Total Capitalization                                 12.30%  A/D
      Current Investments to Net Utility Plant                                    20.27%  A/E
      Current Investments to Consolidated Assets                                   8.71%  A/F
      Current Investments to Common Equity Market Value                           19.21%  A/G

      Remaining Authorized Investment - Thousands of Dollars                   1,870,657


                                   APPENDIX D



                                             Max Borrowing                                       Max Loan
                                         Qrt ended June 30, 2004      Interest Rate      Qrt ended June 30, 2004      Interest Rate
UTILITY MONEY POOL
------------------
KeySpan Gas East Corporation                   33,888,931.46           4.9375%
The Brooklyn Gas Company                      171,803,205.48           4.9375%
KeySpan Generation LLC                                                                        103,978,574.69             1.1310%
Boston Gas Company                            162,354,012.74           4.9375%
Boston Fuel                                    70,691,155.63           1.1310%
Essex Gas Company                                                                              26,467,699.41             4.9375%
Essex Fuel                                      1,556,122.29           4.9375%
Colonial Gas Company                           37,618,361.61           5.9536%
Colonial Fuel                                  11,602,291.46           1.1310%
EnergyNorth Natural Gas Inc                       458,879.55           4.9375%
ENGI Fuel                                       6,343,710.66           4.9375%

NON-UTILITY MONEY POOL
----------------------
KeySpan Services Inc                           15,132,995.26           1.1310%
KeySpan Energy Development Corp                                                                 3,432,877.08             4.9375%
KeySpan Ravenswood LLC                                                                        288,918,454.56             5.9536%
KeySpan Energy Trading Services                                                                32,254,121.36             1.1310%
KeySpan Electric Services                      65,438,027.18           5.9536%
KeySpan Utility Services                        9,395,843.96           4.9375%
KeySpan Corporate Services                                                                    146,185,034.66             5.9536%
KeySpan Engineering & Survey                                                                   19,970,980.62             1.1310%
KeySpan Glenwood Energy Center                                                                 20,055,961.05             5.9536%
KeySpan Port Jefferson Energy Center                                                           22,098,498.36             5.9536%
KeySpan Technologies Inc                                                                        1,673,932.55             5.9536%
THEC Holdings Corp                                                                                785,808.10             5.9536%
Seneca-Upshur Petroleum                                                                       380,000,000.00             1.1310%



                                   APPENDIX E







               (Filed Confidentially in Accordance with Rule 104)